NEWS RELEASE

FOR IMMEDIATE RELEASE

PETROGEN SPUDS TILLER RANCH #2 WELL

- Second New Well Drill of Anticipated 6 Well Drilling Program Commences -

Houston, TX - February 7th, 2006 - Petrogen Corp. (OTC Bulletin Board: PTGC), announced today that it spud the Tiller Ranch #2 (the "TR#2") on February 5th, 2006, marking the commencement of drilling the Company's second well in the Tiller Ranch gas field. The TR#2 continues Petrogen's drilling and development program at its Tiller Ranch Field lease (the "Lease"), located within Tom Graham Field, Jim Wells County, Texas.

After achieving success on the Lease with Petrogen's discovery well, the TR#1, preparations were immediately made to implement additional development through a drilling program that could result in as many as six natural gas wells. This drilling plan aims to exploit 18 BCFG of potential natural gas reserves believed to remain within the Lease.

Petrogen's Chairman and CEO, Sacha H. Spindler stated, "After the success of the TR#1, we're very excited about continuing to implement the Company's development program at Tiller Ranch. Our current geologic model of the field provides us the ability to develop PUD, infill and step-out new well drilling locations to that of the TR#1. The TR#2's well location is consistent with this model." Mr. Spindler further stated, "The opportunity to prove up the entire 18 BCFG of potential remaining reserves will be strengthened through a successful completion of the #2 well at Tiller Ranch."

Petrogen announced on December 7th, 2005 that it had successfully completed the Company's Tiller Ranch discovery well, the TR#1, which was completed in the Stillwell Sands, the deepest of ten known natural gas-bearing zones on the Lease. The Company further announced a successful completion and commencement of natural gas sales from the TR#1 on January 19th, 2006 with sales and delivery being made through Petrogen's newly constructed natural gas transportation infrastructure.

Petrogen's President, Sam Sen added, "We anticipate that the TR#2 well could encounter all of the ten natural gas-bearing zones identified by log analysis in the drilling of the #1 gas well at Tiller Ranch Field. Our technical team is optimistic that the producing capacity of the Stillwell Sands in the TR#2 could be similar or may exceed the currently-producing Stillwell at the TR#1. We anticipate that the TR#2 may significantly expand current daily natural gas rates and sales revenue from Tiller Ranch Field. Furthermore, the location of the TR#2 could positively impact our development model through its testing of a separate geologic feature adjacent to the gas-producing structure of the TR#1 that if successful, could result in the expansion of the 18 BCFG of potential natural gas reserves believed to be recoverable at Tiller Ranch Field."

The Lease consists of producing natural gas exploitation opportunities trapped along a north-south striking, underdeveloped, low relief anticline. Eight previously producing wells were drilled and produced on the Lease during the 1940's and 1950's when local natural gas prices were in the $0.02 - $0.10 per Mcf range, resulting in limited exploitation of the natural gas reserves on the Lease due to the sub-economic take away prices. However, wells in the area have average production histories of approximately eight to ten years with cumulative production of approximately 3.0 Bcfg per well, which are anticipated to provide for substantial increases in Petrogen's natural gas reserves and daily production from the Lease.

About The Texas Gulf Coast

Texas and the Texas Gulf Coast represent one of the premier natural gas exploration and development regions in the world, accounting for 32% of all natural gas production and 27% of proved natural gas reserves in the United States. Over the past few years, several large discoveries by Shell, BP and Chevron Texaco have contributed to the growing prominence of the Gulf Coast region as a hotbed for the expansion of domestic natural gas developments.

About Petrogen

Petrogen Corp. is a Houston, Texas based upstream energy company specializing in the development of natural gas properties in the Texas Gulf Coast region with known hydrocarbon reserves. For further information, please visit the Company's website at www.petrogencorp.com.